Mail Stop 3561
      							May 31, 2006

Mr. Steve Odland
Chairman and Chief Executive Officer
Office Depot, Inc.
2200 Old Germantown Road
Delray Beach, FL  33445

	Re:	Office Depot, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2005
		Filed February 15, 2006
		File Number 1-10948


Dear Mr. Odland:

      We have reviewed your supplemental response letter dated May 17, 2006 as well as your filing and have the following comments.
As
noted in our comment letter dated April 28, 2006, we have limited our review to only the issues addressed in our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ending December 31, 2005

Consolidated Financial Statements, page 39

Note D - Goodwill and Other Intangible Assets, page 50

1. We note your response to prior comment 5 and we have further comment. It appears based on your response that you concluded that the indefinite-lived intangible assets relating to the Guilbert trade name was not impaired as of December 31, 2005 and that you would continue marketing under that name for the foreseeable future. However, in numerous discussions within the Form 10-K, particularly on page 51, you indicate that in the fourth quarter of 2005 you concluded that you would move away from the brand and assumed a one-year migration period. Also, you state that the useful life moved from indefinite-lived to definite-lived and that a $9.5 million impairment charge was recognized. Please address the following in your response:
* Confirm whether or not you are phasing out the brand name;
* Tell us if you expect to market under the Guilbert brand name beyond 2006;
* Tell us how the $9.5 million impairment charge was calculated;
* Confirm that the intangible asset balance of $55.4 million will be fully amortized by the end of 2006, or indicate the revised estimated useful life if you expect to market beyond 2006;
* Why, if you now believe that the asset is definite-lived, your disclosures in your Form 10-K indicate that there is a balance for indefinite lived assets.
      We may have further comment.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 You may contact Kathleen Kerrigan, Staff Accountant, at
(202)
551-3369 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-
3841
with any other questions.

								Sincerely,



								Michael Moran
								Accounting Branch Chief



Mr. Steve Odland
Office Depot, Inc.
May 31, 2006
Page 1